UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
AMENDMENT NO. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 30, 2004 (August 17, 2004)

Behringer Harvard Short-Term Opportunity Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**333-100125**	**71-0897614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Pursuant to the requirements of the Securities and Exchange Act of 1934, Behringer Harvard Short-Term Opportunity Fund I LP (the "Partnership") hereby amends its Current Report on Form 8-K dated September 1, 2004 to provide the required financial statements relating to the acquisition by the Partnership of the Central Property, located in Dallas, Texas, as described in such Current Report.

After reasonable inquiry, the Partnership is not aware of any material factors relating to the Central Property that would cause the reported financial information not to be necessarily indicative of future operating results.

Item 9.01 Financial Statements and Exhibits

Page

(a) Financial Statements of Businesses Acquired.

(b) Pro Forma Financial Information.

(c) Exhibits.

None

Report of Independent Auditors

To the Partners of Behringer Harvard
  Short-Term Opportunity Fund I LP

We have audited the accompanying Statement of Revenues and Certain Expenses of the 4245 Central Property (the "Central Property") for the year ended December 31, 2003. This Statement of Revenues and Certain Expenses is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenues and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenues and Certain Expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 and is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses described in Note 1 of the 4245 Central Property for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
September 29, 2004

4245 Central
Statements of Revenues and Certain Expenses
For the Year Ended December 31, 2003
and the Six Month Period Ended June 30, 2004

	Year Ended December 31, 2003		Six Months Ended June 30, 2004 (Unaudited)	
Revenues:				
Rental revenue	$	1,147,814	$	435,811
Other income		33,974		16,974
Total revenues		1,181,788		452,785
Expenses:				
Maintenance and service contracts		102,726		41,863
Utilities		218,706		123,700
Management fees		48,139		18,139
Administrative expenses		892		628
Property taxes and insurance		230,622		102,120
Repairs and maintenance		112,895		68,205
Total expenses		713,980		354,655
Revenues in excess of certain expenses	$	467,808	$	98,130

The accompanying notes are an integral part of this statement.

Behringer Harvard Short-Term Opportunity Fund I LP
Notes to the Statement of Revenues and Certain Expenses

1.   **Basis of Presentation and Summary of Significant Accounting Policies**

Basis of Presentation
On August 17, 2004, Behringer Harvard 4245 Central LP, (the "Partnership") acquired a six-story office building, containing approximately 87,292 rental square feet (unaudited) located on approximately 0.66 acres of land (unaudited) (the "Central Property"). The Central Property is located in Dallas, Texas. The purchase price of the Central Property was approximately $8.3 million.

Behringer Harvard Short-Term Opportunity Fund I LP (the "Registrant") has a 50% interest in the Partnership.

The accompanying statement has been prepared on the accrual basis of accounting. The statement has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in a current report on Form 8-K of the Registrant. The statement is not intended to be a complete presentation of the revenues and expenses of the Central Property for the year ended December 31, 2003 as certain expenses, primarily depreciation and amortization expense, interest expense, and other costs not directly related to the future operations of the Central Property have been excluded.

Revenue Recognition
Tenant leases are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the terms of the respective leases. Reimbursement income consists of recovery of certain operating expenses. Recoveries of certain operating expenses are recognized as revenues in the period the applicable costs are incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions of the reported amounts of revenues and certain expenses during the reporting period. Actual results may differ from those estimates.

2.   **Leases**

The minimum future cash rentals of tenant leases based on noncancelable operating leases held as of December 31, 2003 are as follows:

2004	$	1,189,025
2005		790,875
2006		629,571
2007		525,667
2008		430,782
Thereafter		598,506
Total	$	4,164,426

3.   **Major Tenants**

The following presents rental revenue from tenants who individually represent more than 10% of the Central Property's total rental revenue for the year ended December 31, 2003:

BGO Architects	$	142,164
Reyes & Associates		163,810

4.   **Statement of Revenues and Certain Expenses for the Six Month Period Ended June 30, 2004**

The statement for the period ended June 30, 2004 is unaudited. In the opinion of management, all significant adjustments necessary for a fair presentation of the statement for the interim period have been included. The results of operations for the interim periods are not necessarily indicative of the results to be expected for a full year for the operation of the Central Property.

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Financial Information

On August 17, 2004, the Partnership acquired an 50.00% interest (a 0.1% general partnership interest and an 49.90% limited partnership interest) in Behringer Harvard 4245 Central LP (the "Central Partnership"), with the remaining interest being held by unrelated third parties.

On August 17, 2004 the Central Partnership acquired a six-story office building containing approximately 87,292 rentable square feet, located on approximately 0.66 acres in Dallas, Texas, (the "Central Property") at a cost of approximately $8.3 million. The Central Partnership paid approximately $2.6 million in cash, assumed approximately $200,000 in liabilities and used $5,537,500 in proceeds under a loan agreement (the "Loan Agreement") with Bank of America, N.A. (the "Lender") to acquire the Central Property. The loan has an interest rate per annum elected by the borrower of (i) the prime rate of interest plus 0.25%, (ii) the London Interbank Offered Rate ("LIBOR") plus 2.5%, or (iii) a combination thereof and matures on August 17, 2007.

The Partnership contributed approximately $1.3 million in cash to the Central Partnership in exchange for its ownership interest. In addition, the Partnership paid approximately $135,000 in acquisition and advisory fees to Behringer Advisors II LP for services rendered in connection with the Partnership's acquisition of its interest in the Central Partnership.

The Partnership does not control the Central Partnership as all major decisions relating to the Central Property requires approval of the general partner and more than 60% of the limited partners. Accordingly, the Partnership has accounted for its interest in the Central Partnership on the equity method of accounting.

In the opinion of management of the Partnership, all material adjustments necessary to reflect the effects of the above transaction have been made.

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2004

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if the Partnership had acquired its 50% interest in the Central Property as of June 30, 2004. This Pro Forma Consolidated Balance Sheet should be read in conjunction with the Pro Forma Consolidated Statement of Operations of the Partnership and the historical financial statements and notes thereto of the Partnership as filed on Form 10-Q for the six months ended June 30, 2004. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Partnership completed the above transactions on June 30, 2004, nor does it purport to represent the future financial position of the Partnership.

	Historical Amounts as Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Pro Forma Adjustments		Pro Forma Total
Assets					
Land	$ 2,913,451	$ 2,196,698	$ -		$ 5,110,149
Buildings, net	6,207,964	6,660,281	-		12,868,245
Real estate intangibles, net	1,466,863	693,422	-		2,160,285
Total real estate	10,588,278	9,550,401	-		20,138,679
Cash and cash equivalents	12,197,722	(8,550,739)	(1,435,406)	(c)	2,211,577
Restricted cash	2,257,099	-	-		2,257,099
Accounts receivable	28,450	-	-		28,450
Prepaid expenses and other assets	565,323	230	-		565,553
Investments in joint ventures	-	3,702,105	1,435,406	(c)	5,137,511
Deferred financing fees	229,965	88,069	-		318,034
Total assets	$ 25,866,837	$ 4,790,066	$ -		$ 30,656,903
Liabilities and partners' capital					
Liabilities					
Accounts payable	$ 8,788	$ -	$ -		$ 8,788
Payables to affiliates	6,473	-	-		6,473
Distributions payable	47,775	-	-		47,775
Accrued liabilities	402,926	240,066	-		642,992
Subscriptions for limited partnership units	2,257,096	-	-		2,257,096
Mortgage payable	6,000,000	4,550,000	-		10,550,000
Total liabilities	8,723,058	4,790,066	-		13,513,124
Commitments and contingencies					
Partners' capital					
Limited partners - 11,000,000 units authorized;					
2,024,140 units issued and outstanding	17,143,300	-	-		17,143,300
General partners	479	-	-		479
Total partners' capital	17,143,779	-	-		17,143,779
Total liabilities and partners' capital	$ 25,866,837	$ 4,790,066	$ -		$ 30,656,903

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the six months ended June 30, 2004

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired the Central Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-Q for the quarter ended June 30, 2004. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Six months ended June 30, 2004 as Reported (a)	Prior Acquisition Pro Forma Adjustments (b)	Pro Forma Adjustments	Pro Forma Six months ended June 30, 2004
Revenue				
Rental revenue	$ 584,060	$ 748,701	$ -	$ 1,332,761
Other income	-	82,622	-	82,622
Total revenues	584,060	831,323	-	1,415,383
Expenses				
Property operating expenses	177,828	364,218	-	542,046
Property repairs and maintenance	11,083	139,307	-	150,390
Ground rent	117,633	38,187	-	155,820
Real estate taxes	90,544	108,087	-	198,631
Property and asset management fees	45,759	66,225	-	111,984
General and administrative	126,346	59,528	-	185,874
Interest Expense	154,224	155,733	-	309,957
Depreciation and amortization	236,258	297,984	-	534,242
Total expenses	959,675	1,229,269	-	2,188,944
Interest income	38,996	(18,511)	(7,177) **(c)**	13,308
Net income (loss) before equity in losses of joint ventures	(336,619)	(416,457)	(7,177)	(760,253)
Equity in losses of joint ventures	-	(354,594)	(192,878) **(d)**	(547,472)
Net loss	$ (336,619)	$ (771,051)	$ (200,055)	$ (1,307,725)
Allocation of net loss:				
Net loss allocated to general partners	$ (9)			$ (35)
Net loss allocated to limited partners	$ (336,610)			$ (1,307,690)
Weighted average number of limited partnership units outstanding	1,376,478		563,774 **(e)**	1,940,252
Net loss per limited partnership unit	$ (0.24)			$ (0.67)

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2003

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Partnership had acquired the Central Property as of January 1, 2003. This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical financial statements and notes thereto of the Partnership as filed on Form 10-K for the year ended December 31, 2003. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Partnership completed the above transaction on January 1, 2003, nor does it purport to represent the future operations of the Partnership.

	Year ended December 31, 2003 As Reported (a)	Prior Acquistion Pro Forma Adjustments (b)	Pro Forma Adjustments	Year ended December 31, 2003 Pro Forma
Revenue				
Rental revenue	$ -	$ 2,811,688	$ -	$ 2,811,688
Recoverable expenses	-	116,857	-	116,857
Total revenues	-	2,928,545	-	2,928,545
Expenses				
Property operating expenses	-	812,396	-	812,396
Property repairs and maintenance	-	396,120	-	396,120
Ground rent	-	305,496	-	305,496
Real estate taxes	-	379,462	-	379,462
Property and asset management fees	-	236,066	-	236,066
General and administrative	112,789	151,716	-	264,505
Interest Expense	-	572,792	-	572,792
Depreciation and amortization	-	1,021,232	-	1,021,232
Total expenses	112,789	3,875,280	-	3,988,069
Other income	3,608	-	-	3,608
Net loss before equity in losses of joint ventures	(109,181)	(946,735)	-	(1,055,916)
Equity in losses of joint ventures	-	(608,114)	(250,266) (c)	(858,380)
Net loss	$ (109,181)	$ (1,554,849)	$ (250,266)	$ (1,914,296)
Allocation of net loss:				
Net loss allocated to general partners	$ (12)			$ (210)
Net loss allocated to limited partners	$ (109,169)			$ (1,914,085)
Weighted average number of limited partnership units outstanding	92,143		1,841,119 (d)	1,933,262
Net loss per limited partnership unit	$ (1.18)			$ (0.99)

Behringer Harvard Short-Term Opportunity Fund I LP
Unaudited Notes to Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

a. Reflects the Partnership's historical balance sheet as of June 30, 2004.

b. Reflects the acquisition of the Quorum Property and the Skillman Property as reported on Form 8-K/A dated September 29, 2004

c. Reflects the acquisition of the Partnership's 50.00% interest in the Central Property (including acquisition and advisory fees) for a cash investment of $1,435,406.

Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2004

a. Reflects the historical operations of the Partnership for the six months ended June 30, 2004.

b. Reflects the combined Pro Forma results for the Woodall Property, the Quorum Property and the Skillman Property as reported on Form 8-K/A dated September 29, 2004.

c. Reflects the reversal of interest income earned from cash on hand related to funds used to purchase the Central Property.

d. Reflects the Partnership's 50.00% interest in the Central Property. Amount was determined as follows:

	Six months ended June 30, 2004
Revenues in excess of certain expenses	$ 98,130
Adjustments:	
Depreciation and amortization expense (1)	(316,789)
Reverse management fees under previous owner	18,139
Property management fee (2)	(20,375)
Asset management fee (3)	(20,726)
Interest expense (4)	(144,134)
Loss from joint venture	(385,755)
Partnership's ownership interest	50.00%
Equity in loss of joint venture	$ (192,878)

(1) Reflects depreciation and amortization of the depreciable and amortizable assets of the Central Property using the straight-line method over their estimated lives.

Description	Allocation	Weighted Average Estimated Useful Life
Land	$ 633,824	-
Building	6,593,242	25 years
Above/below market leases, net (a)	43,030	2 years
Tenant improvements, leasing commissions & legal fees	446,780	2 years
In-place leases	158,695	2 years
Tenant relationships	414,843	7 years
	$ 8,290,414	

(2) Reflects the property management fees associated with the current management of the Central Property by HPT Management Services LP, an affiliate of the Partnership. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

(3) Reflects asset management fees associated with the Central Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

(4) Represents interest expense associated with the $5,537,500 of long-term debt obtained in connection with the purchase of the Central Property and amortization of deferred financing costs. The long-term debt bears an interest rate of 4.3% per annum elected by the borrower of (i) the prime rate of interest plus 0.25%, (ii) the London Interbank Offered Rate ("LIBOR") plus 2.5%, or (iii) a combination thereof and matures on April 11, 2011. The deferred financing costs in the amount of $150,466 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

e. Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Quorum, Woodall, Skillman and Central Properties. The adjustment is computed as follows:

Cash needed to acquire the Quorum Property	$	4,760,565
Cash needed to acquire the Woodall Property		7,114,625
Cash needed to aqcquire the Skillman Property		3,702,105
Cash needed to acquire the Central Property		1,435,406
	$	17,012,701
Net cash received from each limited partnership unit issued	$	8.80 [1]

Limited Partnership units needed to purchase the Quorum, Woodall, Skillman and Central Properties		1,933,262
Plus weighted average of actual outstanding units at June 30, 2004 in excess of 1,933,262		6,990
Less historical weighted average units outstanding at June 30, 2004		(1,376,478)
		563,774

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

<u>Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003</u>

a. Reflects the historical operations of the Partnership for the year ended December 31, 2003

b. Reflects the combined Pro Forma results for the Woodall Property, the Quorum Property and the Skillman Property as reported on Form 8-K/A dated September 29, 2004.

c. Reflects the Partnership's 50.00% interest in the Central Property. Amount was determined as follows:

		Year Ended December 31, 2003
Revenues in excess of certain expenses	$	467,808
Adjustments:		
Depreciation and amortization expense (1)		(633,578)
Reverse management fees under previous owner		48,139
Property Management Fee (2)		(53,180)
Asset Management Fee (3)		(41,452)
Interest Expense (4)		(288,268)
Loss from joint venture		(500,531)
Partnership's ownership interest		50.00%
Equity in loss of joint venture	$	(250,266)

(1) Reflects depreciation and amortization of the depreciable and amortizable assets of the Central Property using the straight-line method over their estimated lives.

Description		Allocation	Weighted Average Estimated Useful Life
Land	$	633,824	-
Building		6,593,242	25 years
Above/below market leases, net		43,030	2 years
Tenant improvements, leasing commissions & legal fees		446,780	2 years
In-place leases		158,695	2 years
Tenant relationships		414,843	7 years
	$	8,290,414	

(2) Reflects the property management fees associated with the current management of the Central Property by HPT Management Services LP, an affiliate of the Partnership. HPT Management Services LP will receive 4.5% of annual gross revenues, as defined in the property management agreement.

(3) Reflects asset management fees associated with the Central Property. The asset is managed by HPT Management Services LP, an affiliate of the Partnership, for an annual asset management fee of 0.5% of the asset value.

(4) Represents interest expense associated with the $5,537,500 of long-term debt obtained in connection with the purchase of the Central Property and amortization of deferred financing costs. The long-term debt bears an interest rate of 4.3% per annum elected by the borrower of (i) the prime rate of interest plus 0.25%, (ii) the London Interbank Offered Rate ("LIBOR") plus 2.5%, or (iii) a combination thereof and matures on April 11, 2011. The deferred financing costs in the amount of $150,466 are amortized using the straight-line method over the term of the related debt, a method which approximates the effective interest rate method.

d. Reflects the adjustment to historical weighted average number of limited partnership units outstanding to reflect the acceptance of units needed to provide for the cash purchase price of the Quorum, Woodall, Skillman and Central Properties. The adjustment is computed as follows:

Cash needed to acquire the Quorum Property	$	4,760,565
Cash needed to acquire the Woodall Property		7,114,625
Cash needed to aqcquire the Skillman Property		3,702,105
Cash needed to acquire the Central Property		1,435,406
	$	17,012,701
Net cash received from each limited partnership unit issued	$	8.80 [1]
Limited Partnership units needed to purchase the Quorum, Woodall, Skillman and Central Properties		1,933,262
Less historical weighted average units outstanding at December 31, 2003		(92,143)
		1,841,119

[1]Net cash received per limited partnership unit issued is computed as $10 gross proceeds per unit less $0.70 commission per unit, $0.25 broker dealer fees per unit and $0.25 organization and offering costs per unit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard Short-Term Opportunity Fund I LP

By: **Behringer Harvard Advisors II LP**
                Co-General Partner

Dated: September 30, 2004   By: /s/ Gary S. Bresky
                                                                  Gary S. Bresky
                                                                  Chief Financial Officer and Treasurer